

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
Mark E. Woodward
President and Chief Executive Officer
E2open, Inc.
4100 East Third Avenue, Suite 400
Foster City, CA 94404

>   **Re: E2open, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 4, 2012**
>   **File No. 333-179558**

Dear Mr. Woodward:

        We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 15, 2012.

Company Overview, page 1

1.   We note that you have disclosed Adjusted EBITDA for each period presented on page 2. Please revise to also disclose net income (loss) for each period presented. In this regard, we note that Item 10(e)(1)(i)(A) of Regulation S-K requires you to include a presentation with equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Performance Measures, page 48

2.   We note your response to prior comment 15 that the number of unique registered trading partners and the number of unique registered users reflect current trading partners and users as of a balance sheet date. Please tell us what consideration you have given to adding a risk factor addressing the fact that the number of unique registered trading partners and the number of unique registered users are higher than the number of actual trading partners and actual users. Explain to us, with a view toward disclosure, whether you are able to determine the number of active trading partners and users. Also explain, with a view toward disclosure, whether any of the trading partners or users can deregister with the company.

Liquidity and Capital Resources, page 65

3.   We note your response to prior comment 20. Please explain to us, in greater detail, why you do not consider day's sales outstanding ("DSO") to be a significant factor of change in your operating cash flows as a result of timing differences in your billings, collections and revenue recognition.

Our Indebtedness, page 67

4.   We note that your disclosure on page 67 in response to prior comment 22 does not include all of the material debt covenants in your credit agreement. For example, Section 5.5 of the amended and restated Business Financing Agreement filed as Exhibit 10.18 indicates that the company cannot merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock of a third party unless certain conditions are met. Please revise to include a discussion of all material covenants and expand the description of the financial covenants in Section 4.14 of the agreement. Further, disclose the name of the lender in the prospectus.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 72

5.   We note your revised disclosures in response to prior comment 25. Please revise your disclosures to also explain how you determined the discount to apply to the median indication of the peer companies for purposes of determining your business enterprise value. Also, please tell us whether the same set of comparables are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations. For example, please tell us whether the same comparable companies were used to determine your discount rate and your stock price volatility, which you indicate on page 71 was based on a peer group of companies.

6.   We note your disclosures regarding your Second Quarter – Fiscal 2012 grant where you considered the independent valuation report as of May 13, 2011. Your disclosures for this valuation period do not provide the specific assumptions used (i.e., the risk free rate, marketability discount, etc.) nor do you provide the results of the PWERM reasonableness check. Please revise your disclosures in this section to provide disclosures consistent with the other valuation periods or explain to us why you do not believe revised disclosure is necessary.

7.   We note your disclosure on page 79 which indicates that the business enterprise equity value as of the March 15, 2012 independent valuation report date was an increase of $19.5 million from the September 15, 2011 independent valuation report. It appears as though you meant to reference the December 15, 2011 valuation report considering that this was the valuation prior to the March 15, 2012 valuation. Please revise accordingly.

Business

Our Customers, page 94

8.   We note your response to prior comment 28 that Dell and RIM each accounted for more than 10% of the total revenue for the fiscal year ended February 28, 2011 and that RIM and Vodafone each accounted for more than 10% of the total revenue for the fiscal year ended February 29, 2012. Please disclose—both here and in the risk factor discussing your reliance on a small number of customers on page 13—the percentage of your revenue generated from each of these customers in fiscal years 2011 and 2012 to provide investors with appropriate context regarding the extent of your reliance on them. We note that you have provided quantitative information regarding these customers on page F-32 without identifying them by name.

9.   Based on the limited information provided in your response to prior comment 28, we are unable to concur with your conclusion that you are not materially dependent on your two largest customers in 2011.   In your response, please tell us how you considered the amount expected in future years from each of these customers. Provide us with a detailed description of the material contract terms, naming each customer. For each agreement, please discuss in material detail the rights and obligations of the parties, specify the term of the contract, and specifically address whether there are any minimum purchase requirements or ongoing commitments or obligations to purchase products or services. In addition, as previously requested, please discuss in this section the material terms of your agreements with these customers.

10.   We note your response to prior comment 29 that the list of customers disclosed in the Business section represents current Enterprise Customers who have consented to the inclusion of their names in the registration statement and represents 98% of the company's fiscal 2012 revenue. Please disclose this selection criteria in the filing.

Underwriting

Commissions and Discounts, page 143

11.   We note your response to prior comment 33 but it is still unclear whether the selling shareholders will bear any of the offering costs. Please reconcile your disclosure on page 35 that states that the offering expenses are payable by the company with your disclosure on page 144 that the offering expenses are payable by both the company and the selling shareholders.

12.   We note further that the language in the artwork invites readers to visit your website for more information. This statement appears to be contrary to your statement in the prospectus that information on your website is not a part of this prospectus and that your website address is included solely as an inactive textual reference. Please refer to Section II.B. of SEC Release No. 33-7856 regarding an issuer's responsibility for hyperlinked information and an issuer's communications during a registered offering and advise.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13. We note your revised disclosures in response to prior comment 35. Please revise and tell us which input measures you use for measuring performance. Also explain to us how you determined that it is more appropriate to use input-based estimates rather than output-based estimates for professional service revenues recognized using the proportional performance method.

Note 10. Income Taxes, page F-21

14. We note your revised disclosures in response to prior comment 39. Please revise your disclosures to include a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Prospectus Back Cover Page

15. We note that the artwork on the back cover of your prospectus lists several customers such as Avon, Celestica, Cisco, Dell, Gap, Hitachi, IBM, LSI, Motorola, RIM, Seagate, and Vodafone. Please note that identifying specific customers that are not representative of the company's overall customer base is not appropriate. Please provide us with an analysis as to why you believe this information is permissible in a graphic presentation of the prospectus. Refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Aaron J, Alter
Wilson Sonsini Goodrich & Rosati, P.C.